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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF OCTOBER, 2001

                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X   Form 40-F
                                      ---            ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No  X
                                       ---    ---

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                              VISIBLE GENETICS INC.

         On October 3, 2001, we reported that we have acquired Virco's international research laboratory in Cambridge, United Kingdom, together with substantially all the research staff of about 25 scientists. We will acquire the laboratory assets for $829,000 and assume the lease for the 20,000 square foot building at an annual cost of $419,000.

         The Cambridge operation will become our principal international research hub, headed by Chief Scientific Officer Dr. Brendan Larder, who announced his move from Virco to our company in July. The Cambridge team, which has worked together for the past three years under Dr. Larder's direction, will be leading our research into new ways of applying genetic information to improve the treatment of a wide range of diseases.

         Concurrent with this acquisition, we have also announced the restructuring of our overall research and development operations. Our research lab in Toronto, Canada will be closed at the end of the year, with the activities split between our Atlanta, Georgia laboratory and the newly acquired Cambridge facility. Our Cambridge facility will focus on research while our Atlanta facility will be primarily involved in kit development and the transfer of newly developed products to manufacturing. We expect to take a $1.1 to $1.5 million charge in the third quarter in connection with the closing of our Toronto laboratory facility. The remaining 120 employees in Toronto will be responsible for instrument development and manufacturing, MicroCel(TM) manufacturing, software development, and corporate administration.

         In addition, Dr. James Dunn, one of the founding employees of our company and a key contributor to the development of the OpenGene system, will be leaving his role as Vice-President of Research & Development, but will continue to provide us with consulting services on an as required basis

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to difficulties that may be encountered in integrating the Cambridge facility or maintaining certain personnel at the Cambridge facility, unanticipated costs that may result from the integration and operation of Cambridge facility, the market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, the ability to obtain regulatory approval, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.


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         We hereby incorporate by reference the text of this Form 6-K, but not the Exhibit attached hereto, into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 99.1    Press Release dated October 3, 2001



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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VISIBLE GENETICS INC.


Date: October 3, 2001                 By: /s/ THOMAS J. CLARKE
                                          --------------------
                                          Name: Thomas J. Clarke
                                          Title: Chief Financial Officer